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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 7)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                         87927W10
      (Title of class of securities)                             (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 23, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

NY2:\1098112\06\NJB406!.DOC\67793.0060
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CUSIP No.  87927W10                                               13D                                                   Page 2 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,891,656,682
        OWNED BY                                                                                           (See Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------
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CUSIP No.  87927W10                                               13D                                                   Page 3 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    See Item 5
        OWNED BY

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5


------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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

                  This Amendment No. 7 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 3. Source and Amount of Funds or Other Consideration

                  On November 23, 2001, the Purchaser subscribed and paid for 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds for an aggregate purchase price of euro 1,009,651,125 (comprised of euro 1.00 for each Olivetti Share and Olivetti Convertible Bond) in connection with the Olivetti rights offering described in Item 4 of Amendment No. 5 to the Statement on
Schedule 13D. The Purchaser obtained approximately euro 985,000,000 of the necessary funds from a loan made under the Revolving Credit Agreement (which is described in Item 3 of Amendment No. 6 to the Statement on Schedule 13D). The balance of the funds were obtained by the Purchaser from a portion of a loan made on November 23, 2001 under a credit agreement, dated as of November 14, 2001 (the "Banca di Roma Credit Agreement"), between the Purchaser and Banca di Roma S.p.A. ("Banca di Roma"). The Banca di Roma Credit Agreement provides to the Purchaser an unsecured revolving credit facility in an aggregate principal amount of euro 250,000,000 for a period of 6 months. Funds borrowed thereunder bear interest at an annual rate of Euribor plus a margin of 0.5% per annum. A copy of the Banca di Roma Credit Agreement is filed as Exhibit 26. The Purchaser also used euro 25,619,985 of proceeds from the loan made under the Banca di Roma Credit Agreement to repay all amounts outstanding (including interest) under the bridge loan that it received from Pirelli on October 31, 2001 (which is described in Item 3 of Amendment No. 6 to the Statement on Schedule 13D).

                  On November 20, 2001, MPS subscribed and paid for 25,000 bonds (the "MPS Bonds") issued by the Purchaser in the aggregate principal amount of euro 250,000,000. (The Purchaser's intention to issue the MPS Bonds was reported in Item 3 of Amendment No. 3 to the Statement on Schedule 13D.) The Purchaser used the proceeds from the issue of the MPS Bonds to repay all amounts outstanding (including interest) under the loan that it received from Mediobanca on October 31, 2001 (which is described in Item 3 of Amendment No. 6 to the

Statement on Schedule 13D). The MPS Bonds will mature on November 20, 2006 and bear interest at a compounded annual rate of 3%, payable at maturity. Each MPS Bond has a nominal value of euro 10,000 and is convertible at maturity at the election of the bondholder into 1,610 TIM Shares (subject to certain anti-dilution adjustments). If the reference price of TIM Shares on the Italian stock exchange is equal to, or higher than, euro 15.80 on any trading day on or before September 29, 2006, then the Purchaser must pay to the holders of MPS Bonds an amount equal to euro 10,225.50 for each MPS Bond held. The conversion feature of the MPS Bonds will terminate upon such payment. Prior to maturity, MPS Bonds may be redeemed at the election of the bondholder upon the occurrence of any of certain events, including (and subject to certain exceptions): (i) if Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) if the Purchaser ceases to hold at least 20% of the outstanding capital of Olivetti. A copy of the instrument governing the MPS Bonds is filed as Exhibit 27.

Item 5. Interest in Securities of the Issuer

                  (a) After giving effect to the Purchaser's acquisition of 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds (each of which is convertible into one Olivetti Share at any time during the period between January 22, 2002 and December 15, 2009) in connection with the Olivetti rights offering, the Purchaser directly holds 2,524,127,813 Olivetti Shares, 504,825,562 Olivetti Convertible Bonds and 68,409,125 Olivetti Warrants. In addition, after giving effect to the transactions described in paragraph (c) below, the Purchaser has the right to acquire a further 263,500,000 Olivetti Shares, and Pirelli has the right to acquire a further 300,000,000 Olivetti Convertible Bonds or Olivetti Shares. Information concerning the Purchaser's proportional holding of Olivetti's total outstanding voting capital will be filed by amendment after Olivetti files with the Italian companies register the respective numbers of Olivetti Shares and Olivetti Convertible Bonds outstanding after giving effect to the rights issue.

                  (c) On November 16, 2001, the Purchaser entered into an equity swap transaction with Caboto Holding SIM S.p.A. ("Caboto"), pursuant to which Caboto agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to Caboto an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "Caboto Swap Shares") above or below a reference price of euro 1.36881 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides eight calendar days' notice to Caboto (the "Caboto Swap Period"). At the expiration of the Caboto Swap Period, the Purchaser may require Caboto to deliver (or to procure that a third party delivers) all or any of the Caboto Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the three business days preceding the expiration of the Caboto Swap Period. The Purchaser is required to pay to Caboto on November 30, 2001 a fee in an amount equal to 32% of the value of the Caboto Swap Shares (assuming a price per share of euro 1.36881). Caboto is required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the Caboto Swap Shares during the Caboto Swap Period. A copy of a term sheet setting forth the principal terms of the transaction is filed as Exhibit 28.

                  On November 23, 2001, the Purchaser entered into a separate equity swap transaction with UBM, pursuant to which UBM agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to UBM an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "UBM Swap Shares") above or below a reference price of euro
1.3686 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides 12 days' notice to UBM (the "UBM Swap Period"). At the expiration of the UBM Swap Period, the Purchaser may require UBM to deliver (or to procure that a third party delivers) all or any of the UBM Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the period of seven business days prior to and including November 1, 2007 (or, in the event of early termination, the period of seven business days following receipt by UBM of notice of early termination). The Purchaser is required to pay to UBM on November 30, 2001 a fee in an amount equal to 31.87% of the value of the UBM Swap Shares (assuming a price per share of euro 1.3686). UBM is required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the UBM Swap Shares during the UBM Swap Period, net of any applicable withholding taxes. A copy of a letter agreement setting forth the principal terms of the transaction is filed as Exhibit 29.

                  On November 7, 2001, Pirelli purchased from Morgan Guaranty Trust Company of New York ("MGT") a call option (the "MGT Option") with respect to 100,000,000 Olivetti Shares or Olivetti Convertible Bonds. The MGT Option may be exercised by Pirelli in whole or in part at any time during the period commencing 60 calendar days after November 23, 2001 and ending 45 calendar days prior to October 5, 2007 for an exercise price of euro 1.00 per Olivetti Share or Olivetti Convertible Bond. Pirelli may require that the MGT Option be settled in cash. Pirelli paid euro 28,100,000 to MGT in consideration for the MGT Option and is also required to pay an annual fee during the term of the MGT Option. A copy of a term sheet setting forth the principal terms of the MGT Option is filed as Exhibit 30.

                  On November 14, 2001, Pirelli entered into a swap transaction with Credit Agricole Lazard Financial Products Bank ("CALFP") with respect to 200,000,000 Olivetti Convertible Bonds. The swap transaction may be settled, at Pirelli's option, either in cash or by physical delivery of Olivetti Convertible Bonds or Olivetti Shares. If Pirelli elects to settle the swap transaction by physical delivery, then it may require CALFP to deliver to it 200,000,000 Olivetti Convertible Bonds or Olivetti Shares on November 23, 2006 (or such earlier date, not to precede January 22, 2002, of which Pirelli provides 10 business days' notice to CALFP) upon payment by Pirelli of an amount of euro
1.00 per Olivetti Convertible Bond or Olivetti Share. On November 27, 2001, Pirelli paid a fee to CALFP in an amount of approximately euro 69,000,000. During the term of the transaction, Pirelli is required to pay an annual fee to CALFP, and CALFP is required to pay to Pirelli all interest received on the Olivetti Convertible Bonds, net of any applicable withholding taxes. A copy of a term sheet that records the principal terms of the transaction is filed as
Exhibit 31.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Information contained in Item 5(c) of this Amendment No. 7 to the Statement on Schedule 13D is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

                  26. Credit Agreement, dated as of November 14, 2001, between the Purchaser and Banca di Roma S.p.A. [English translation]

                  27. Regulations of the Bond Loan Olimpia S.p.A. 3% 2001 - 2006 Convertible into Common Shares of Telecom Italia Mobile S.p.A. [English translation]

                  28. Summary of Terms of equity swap transaction with respect to 131,750,000 Olivetti Shares between the Purchaser and Caboto.

                  29. Letter Agreement, dated as of November 20, 2001, between the Purchaser and UBM.

                  30. Indicative Terms and Conditions of American OTC Call Option with respect to 100,000,000 Olivetti Shares or Olivetti Convertible Bonds granted by MGT to Pirelli.

                  31. Final Terms and Conditions of Convertible Bond Asset Swap with respect to 200,000,000 Olivetti Convertible Bonds between Pirelli and CALFP.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 28, 2001

                             PIRELLI S.p.A.


                             By:     /s/ Anna Chiara Svelto
                                 ------------------------------------
                                  Name:  Anna Chiara Svelto
                                  Title: Attorney-in-fact





                             OLIMPIA S.p.A.


                             By:     /s/ Luciano Gobbi
                                 ------------------------------------
                                  Name:  Luciano Gobbi
                                  Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

26. Credit Agreement, dated as of November 14, 2001, between the Purchaser and Banca di Roma S.p.A. [English translation]

27. Regulations of the Bond Loan Olimpia S.p.A. 3% 2001 - 2006 Convertible into Common Shares of Telecom Italia Mobile S.p.A. [English translation]

28. Summary of Terms of equity swap transaction with respect to 131,750,000 Olivetti Shares between the Purchaser and Caboto.

29. Letter Agreement, dated as of November 20, 2001, between the Purchaser and UBM.

30. Indicative Terms and Conditions of American OTC Call Option with respect to 100,000,000 Olivetti Shares or Olivetti Convertible Bonds granted by MGT to Pirelli.

31. Final Terms and Conditions of Convertible Bond Asset Swap with respect to 200,000,000 Olivetti Convertible Bonds between Pirelli and CALFP.











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